UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF MARCH 2008
COMMISSION FILE NUMBER: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Translation of registrant's name into English)
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBIT

The following exhibit is a copy of slides to be used by the Company in making a presentation to analysts and potential investors and that may be used in subsequent presentations.

Exhibit Number	Description
99.1	Presentation Slides

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Wang Changli
Name:	Wang Changli
Title:	President and Chief Executive Officer

Date: April 2, 2008